  UNITED STATES

  SECURITIES AND EXCHANGE COMMISSION

  Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Frontier Communications Parent, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

35909D109

(CUSIP Number)

Calendar Year 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35909D109

1.	Names of Reporting Persons Glendon Capital Management LP 46-1394333

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 24,215,909

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 24,215,909

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,215,909

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.9%

12.	Type of Reporting Person (See Instructions) IA

FOOTNOTES

This amount reflects holdings as of February 12, 2024.

Percentage ownership is calculated on 245,789,000 shares of Common Stock outstanding as of October 30, 2023, as Disclosed in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2023 as filed with the SEC on November 1, 2023.

CUSIP No. 210751103

1.	Names of Reporting Persons Holly Kim Olson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 24,215,909

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 24,215,909

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,215,909

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.9%

12.	Type of Reporting Person (See Instructions) IN, HC

FOOTNOTES

This amount reflects holdings as of February 12, 2024.

Percentage ownership is calculated on 245,789,000 shares of Common Stock outstanding as of October 30, 2023, as Disclosed in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2023 as filed with the SEC on November 1, 2023.

CUSIP No. 210751103

1.	Names of Reporting Persons G2 Communication L.P. 86-2178007

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 18,929,968

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 18,929,968

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,929,968

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.7%

12.	Type of Reporting Person (See Instructions) PN

FOOTNOTES

This amount reflects holdings as of February 12, 2024.

Percentage ownership is calculated on 245,789,000 shares of Common Stock outstanding as of October 30, 2023, as Disclosed in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2023 as filed with the SEC on November 1, 2023.

Item 1.
	(a)	Name of Issuer Frontier Communications Parent, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1919 McKinney Avenue, Dallas, TX 75201

Item 2.
	(a)	Name of Person Filing (1) Glendon Capital Management L.P. (2) Holly Kim Olson (3) G2 Communication L.P.
(b)

Address of Principal Business Office or, if none, Residence
(1) Glendon Capital Management L.P.: 2425 Olympic Blvd., Suite 500E, Santa Monica, CA 90404

(2) Holly Kim Olson: 2425 Olympic Blvd., Suite 500E, Santa Monica, CA 90404

(3) G2 Communication L.P.: 2425 Olympic Blvd., Suite 500E, Santa Monica, CA 90404

	(c)	Citizenship (1) Glendon Capital Management L.P.: Delaware limited partnership (2) Holly Kim Olson: United States Citizen (3) G2 Communication L.P.: Delaware limited partnership
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 35909D109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: (1) Glendon Capital Management L.P.: 24,215,909 (2) Holly Kim Olson: 24,215,909 (3) G2 Communication L.P.: 18,929,968
(b) Percent of class: (1) Glendon Capital Management L.P.: 9.9% (2) Holly Kim Olson: 9.9% (3) G2 Communication L.P.: 7.7%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote (1) Glendon Capital Management L.P.: 0 (2) Holly Kim Olson: 0 (3) G2 Communication L.P.: 0
(ii) Shared power to vote or to direct the vote (1) Glendon Capital Management L.P.: 24,215,909 (2) Holly Kim Olson: 24,215,909 (3) G2 Communication L.P.: 18,929,968
(iii) Sole power to dispose or to direct the disposition of (1) Glendon Capital Management L.P.: 0 (2) Holly Kim Olson: 0 (3) G2 Communication L.P.: 0
(iv) Shared power to dispose or to direct the disposition of (1) Glendon Capital Management L.P.: 24,215,909 (2) Holly Kim Olson: 24,215,909 (3) G2 Communication L.P.: 18,929,968

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
N/A
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person N/A
Item 8.	Identification and Classification of Members of the Group
N/A
Item 9.	Notice of Dissolution of Group N/A

Item 10.	Certification

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2024

Glendon Capital Management L.P.

By:	/s/ Haig Maghakian
Name: Haig Maghakian
Title: Chief Compliance Officer / General Counsel

Holly Kim Olson

By:	/s/ Holly Kim Olson
Name: Holly Kim Olson
Title: Individual

G2 Communication L.P.

By:	/s/ Haig Maghakian
Name: Haig Maghakian
Title: Authorized Person

Footnotes: Glendon Capital Associates II LLC (“GCA II”) is the general partner of G2 Communication LP (“G2 Comm”). Pursuant to an investment management agreement, GCA II has delegated its investment management authority in respect of G2 Comm to Glendon Capital Management L.P.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).